Filed by McKesson Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934, as amended

Subject Company: McKesson Corporation

Commission File No.: 001-13252

Last Updated: March 4, 2020

EXCHANGE OFFER

On February 10, 2020, McKesson Corporation (NYSE:MCK) commenced an exchange offer (the “exchange offer”) related to the split-off of its wholly-owned subsidiary, PF2 Spinco, Inc. (“SpinCo”), which will hold McKesson’s interest in Change Healthcare LLC (“Change Healthcare”), as part of McKesson’s previously announced agreement with Change Healthcare Inc. (Nasdaq:CHNG) (“Change”) to merge SpinCo with and into Change. McKesson is offering to exchange 175,995,192 shares of SpinCo common stock, par value $0.001 per share (“SpinCo Common Stock”), which will be all of the shares of SpinCo Common Stock that are outstanding, for outstanding shares of McKesson common stock, par value $0.01 per share (“McKesson Common Stock”), that are validly tendered and not properly withdrawn, as described in further detail in the prospectus—offer to exchange dated February 10, 2020 (the “Prospectus—Offer to Exchange”).

The number of shares of McKesson Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of McKesson Common Stock tendered.

Immediately following consummation of the exchange offer (and, if necessary, the spin-off described below), SpinCo will merge with and into Change, whereby the separate corporate existence of SpinCo will cease and Change will continue as the surviving company (the “Merger”). In the Merger, each share of SpinCo Common Stock will be converted into one share of Change common stock, par value $0.001 per share (“Change Common Stock”). Accordingly, shares of SpinCo Common Stock will not be transferred to participants in the exchange offer (or the spin-off, if it occurs); such participants will instead receive shares of Change Common Stock in the Merger. No trading market currently exists or will exist for shares of SpinCo Common Stock.

The per-share value of McKesson Common Stock and Change Common Stock for purposes of calculating the exchange ratio will be determined by McKesson by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of McKesson Common Stock and Change Common Stock on the New York Stock Exchange (the “NYSE”) and The Nasdaq Global Select Market (“Nasdaq”), respectively, during a period of three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer period (the “Valuation Dates”).

The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “MCK UN<Equity>AQR” with respect to McKesson Common Stock and “CHNG UQ<Equity>AQR” with respect to Change Common Stock (or any other recognized quotation source selected by McKesson in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of McKesson Common Stock and Change Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. McKesson will determine the simple arithmetic average of the VWAPs of McKesson Common Stock and Change Common Stock based on prices provided by Bloomberg L.P., and such determinations will be final.

Based on an expiration date of March 9, 2020, which date may be extended, the Valuation Dates are expected to be March 3, March 4, and March 5, 2020. If McKesson decides to extend the exchange offer, the Valuation Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding such extended expiration date, as may be further extended.

For each $100 of McKesson Common Stock accepted in the exchange offer, you will receive approximately $107.53 of SpinCo Common Stock, subject to an upper limit of 11.4086 shares of SpinCo Common Stock per share of McKesson Common Stock. The exchange offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $107.53 OF SPINCO COMMON STOCK FOR EACH $100 OF MCKESSON COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

McKesson will provide on this website the daily VWAP of both McKesson Common Stock and Change Common Stock for each day during the exchange offer (including each of the Valuation Dates). The website will also provide indicative exchange ratios commencing on the third trading day of the exchange offer until the first Valuation Date. On the first two Valuation Dates, when the values of McKesson Common Stock and Change Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by McKesson, which will equal: (i) on the first Valuation Date, the daily VWAP of McKesson Common Stock and the Change Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of McKesson Common Stock and the Change Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The website will also provide the upper limit and, commencing on the third trading day of the exchange offer when indicative exchange ratios become available, will reflect whether the upper limit on the exchange ratio would be in effect.

The exchange offer and withdrawal rights will expire at 11:59 p.m., New York City time, on March 9, 2020, unless the exchange offer is extended or terminated. Participants in the McKesson Corporation 401(k) Retirement Savings Plan (the “McKesson 401(k) Plan”) will receive special directions that are being sent to them by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the McKesson 401(k) Plan, plan participants must provide the tabulator for the trustee with the requisite instructions by 4:00 p.m., New York City time, on March 3, 2020, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions from participants in the McKesson 401(k) Plan may also be extended.

McKesson will announce on this website and by press release the final exchange ratio as well as whether the upper limit will be in effect, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be March 5, 2020) immediately preceding the expiration date of the exchange offer (currently expected to be March 9, 2020).

If the exchange offer is oversubscribed and McKesson cannot accept all tenders of McKesson Common Stock at the exchange ratio, then all shares of McKesson Common Stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (fewer than 100 shares in the aggregate) of McKesson Common Stock and who validly tender all their shares will not be subject to proration (other than participants who hold odd-lot shares as a participant in the McKesson 401(k) Plan).

If the exchange offer is consummated but the exchange offer is not fully subscribed because less than all of the shares of SpinCo Common Stock are exchanged, or if the exchange offer is consummated but not all of the shares of SpinCo Common Stock are exchanged due to the upper limit being in effect, the remaining shares of SpinCo Common Stock will be distributed on a pro rata basis in a spin-off (the “spin-off’) based on the relative economic interest of each such holder in the total outstanding shares of McKesson Common Stock, excluding those shares of McKesson Common Stock that have been validly tendered and not withdrawn in the exchange offer, to McKesson stockholders whose shares of McKesson Common Stock remain outstanding after the consummation of the exchange offer. The spin-off, if necessary, would also be consummated immediately prior to the Merger. Any holder of McKesson Common Stock who validly tenders (and does not properly withdraw) shares of McKesson Common Stock for shares of SpinCo Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares (but not with respect to any other shares of McKesson Common Stock that are not validly tendered or validly tendered and properly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of SpinCo Common Stock distributed on a pro rata basis to McKesson stockholders in the spin-off.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus—Offer to Exchange. McKesson may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus—Offer to Exchange for additional information about the exchange offer. A copy of the Prospectus—Offer to Exchange, forms of a Letter of Transmittal, Notice of Guaranteed Delivery and Notice of Withdrawal, and the McKesson press release announcing the exchange offer, are available through the links below.

Date:	3/4/2020

McKesson Common Stock Daily VWAP:	$151.8088

McKesson Common Stock Closing Price:	$152.26

Change Common Stock Daily VWAP:	$14.0582

Change Common Stock Closing Price:	$14.07

Indicative Exchange Ratio:	11.4086x

Upper Limit:	11.4086x

Upper Limit in Effect:	Yes

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and historical indicative calculated per-share values on a given day for shares of McKesson Common Stock and shares of Change Common Stock, and the corresponding indicative exchange ratio, beginning on the third trading day of the exchange offer period, calculated as though that day were the last Valuation Date of this exchange offer. On each day before the first Valuation Date commencing on the second trading day of the exchange offer, the information in the table will be updated by 11:59 p.m., New York City time, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

During the first two Valuation Dates, when the values of McKesson Common Stock and Change Common Stock are calculated for the purposes of the exchange offer, the website will provide indicative exchange ratios that will be calculated based on the indicative per-share values using actual trading data, as calculated by McKesson based on data obtained from Bloomberg L.P., which will equal: (i) on the first Valuation Date, the daily VWAPs of McKesson Common Stock and Change Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of McKesson Common Stock and the Change Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. During the first two Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 11:59 p.m., New York City time. This information may reflect up to a 30-minute reporting and upload delay.

The final exchange ratio will be available by 11:59 p.m., New York City time, on the last Valuation Date.

		McKesson Common Stock			Change Common Stock			Exchange Ratio
Day	Date	Daily VWAP		Indicative Calculated Per- Share Value	Daily VWAP		Indicative Calculated Per- Share Value	Indicative Exchange Ratio (1)(2)	Upper Limit in Effect?
1	2/10/2020		$162.2624	N/A*		$15.7409	N/A*	N/A*	N/A*
2	2/11/2020		$163.9014	N/A*		$15.6440	N/A*	N/A*	N/A*
3	2/12/2020		$167.6253	$164.5964		$15.7393	$15.7081	11.2671	No
4	2/13/2020		$168.0414	$166.5227		$15.9027	$15.7620	11.3600	No
5	2/14/2020		$167.5770	$167.7479		$15.9973	$15.8798	11.3587	No
6	2/18/2020		$167.7320	$167.7835		$15.9707	$15.9569	11.3062	No
7	2/19/2020		$167.7237	$167.6776		$15.7419	$15.9033	11.3372	No
8	2/20/2020		$170.2519	$168.5692		$15.7338	$15.8155	11.4086	Yes
9	2/21/2020		$170.7626	$169.5794		$15.9042	$15.7933	11.4086	Yes
10	2/24/2020		$166.1382	$169.0509		$15.5568	$15.7316	11.4086	Yes
11	2/25/2020		$162.6082	$166.5030		$15.1651	$15.5420	11.4086	Yes
12	2/26/2020		$159.4955	$162.7473		$14.8884	$15.2034	11.4086	Yes
13	2/27/2020		$151.1021	$157.7353		$14.3489	$14.8008	11.4086	Yes
14	2/28/2020		$140.3665	$150.3214		$13.4937	$14.2437	11.3479	No
15	3/2/2020		$147.3808	$146.2831		$14.1078	$13.9835	11.2485	No
16	3/3/2020		$149.4292	$149.4292		$14.1637	$14.1637	11.3443	No
17	3/4/2020		$151.8088	$150.6190		$14.0582	$14.1110	11.4086	Yes
18		$			$
19		$			$
20		$			$

(1)

Subject to proration. See the section in the Prospectus—Offer to Exchange titled “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of McKesson Common Stock.”

(2)

Subject to an upper limit of 11.4086 shares of SpinCo Common Stock for each share of McKesson Common Stock accepted in the exchange offer. See the section in the Prospectus—Offer to Exchange titled “The Exchange Offer—Terms of the Exchange Offer—Upper Limit.”

*

No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days.

The information agent for the exchange offer is:

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (866) 304-5477

Banks and Brokers: (212) 269-5550

Email: MCK@dfking.com

Forward-Looking Statements

This communication contains certain statements about McKesson, SpinCo, Change Healthcare and Change that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in the registration statement on Form S-4 and S-1 filed by SpinCo in connection with the Transactions (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-236236) and the registration statement on Form S-4 filed by Change in connection with the Transactions with the SEC (File No. 333-236234), as well as in McKesson’s and Change’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the SEC. The forward-looking statements contained in this communication may include statements about the expected effects on McKesson, SpinCo and Change of the separation of SpinCo from McKesson and the merger of SpinCo with and into Change (collectively, the “Transactions”); the anticipated benefits of the Transactions and McKesson’s, SpinCo’s and Change’s anticipated financial results; and also include all other statements in this communication that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of McKesson, SpinCo and Change (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include, but are not limited to: changes in the healthcare industry and regulatory environment; fluctuations in foreign currency exchange rates; material adverse resolution of pending legal proceedings, including those related to the distribution of controlled substances; cyberattack, natural disaster, or malfunction of sophisticated internal computer systems to perform as designed; the potential inadequacy of insurance to cover property loss or liability claims; the satisfaction of the conditions to the Transactions, and other risks related to the completion of the Transactions and actions related thereto; McKesson’s and Change’s ability to complete the Transactions on the anticipated terms and schedule; the anticipated tax treatment of the Transactions and related transactions; the expansion and growth of Change’s operations; ongoing risks related to the price or trading volume of McKesson’s and Change’s common stock; failure to pay dividends to holders of McKesson’s or Change’s common stock; impairment charges for goodwill; and the risk that disruptions from the Transactions will harm McKesson’s, SpinCo’s, Change Healthcare’s or Change’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and none of McKesson, SpinCo, Change Healthcare or Change undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Important Notices and Additional Information

In connection with the Transactions, McKesson has filed with the SEC a Schedule TO with respect to the exchange offer, SpinCo has filed with the SEC a registration statement on Form S-4 and Form S-1 (File No. 333-236236) containing a prospectus of SpinCo relating to the exchange offer, and Change has filed with the SEC, a registration statement on Form S-4 (File No. 333-236234) relating to the Transactions. These registration statements were declared effective by the SEC on February 28, 2020. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MCKESSON, SPINCO, CHANGE HEALTHCARE, CHANGE AND THE TRANSACTIONS. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials may be obtained free of charge by accessing McKesson’s website at www.mckesson.com, or from Change by accessing Change’s website at www.changehealthcare.com.

None of McKesson, SpinCo, Change or their respective directors or officers makes any recommendation as to whether any McKesson stockholder should participate in the exchange offer. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.